East West Markets, LLC

Statement of Financial Condition
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67858

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/01/2020___ AND ENDING ___12/31/2020___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: EAST WEST MARKETS, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5001 SPRING VALLEY ROAD, SUITE 825 W

FIRM I.D. NO.

                         (No. and Street)

DALLAS   **TX**   75244
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN BENATTAR   212-298-3833

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, LLP

                         (Name – if individual, state last, first, middle name)

2300 NORTH FIELD STREET, STE 1000	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Benattar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East West Markets, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____

_____
Signature

_____
CEO
Title

East West Markets, LLC is making this filing without a notarization as permitted by the Securities Exchange Commission's Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, dated June 18, 2020.

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

East West Markets, LLC
Index
December 31, 2020

Index

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.



Report of Independent Registered Public Accounting Firm

To the Member of
East West Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East West Markets, LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of East West Markets, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to East West Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2019.

Dallas, Texas
February 19, 2021

East West Markets, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	826,685
Due from affiliate		150,000
Other assets		8,538
Total Assets	$	985,223

Liabilities and Member's Equity

Liabilities

Due to affiliates	$	216,474
Accounts payable and accrued expenses		60,145
Total Liabilities		276,619
Member's Equity		708,604
Total Liabilities and Member's Equity	$	985,223

The accompanying notes are an integral part of this financial statement.

East West Markets, LLC
Notes to the Financial Statement
For the year ended December 31, 2020

1.   Nature of the Business

East West Markets, LLC (the "Company") is a wholly-owned subsidiary of East West Bancorp, Inc. (the "Parent"). The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities.

2.   Summary of Significant Accounting Policies

Basis of accounting
The Company is engaged in a single line of business as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Limited Liability
Under the provisions of the Company agreement, no member shall be liable for the debts, liabilities or obligations of the Company beyond such member's respective capital contribution.

Cash
For purposes of the statement of cash flows, cash includes demand deposits held with a financial institution.

Uses of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

Other Assets
Other assets include prepaid expenses of $8,538 which represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, fidelity bond renewal and fees to 17a-4, LLC for compliance software and services.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers." The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects in exchange for those goods or services.

East West Markets, LLC
Notes to the Financial Statement
For the year ended December 31, 2020

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

To achieve that core principle, an entity applies the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Subsequent to the filing of the Company's Form X-17A-5 Part III Report for the year ended December 31, 2019, the Company identified a prior period misstatement in the December 31, 2019 financial statements included therein related to revenue. The misstatement resulted in the understatement of revenue and understatement of receivables in the Company's statement of operations and statement of financial condition. The Company assessed the materiality of the misstatement both quantitatively and qualitatively and determined the correction of the error to be immaterial to the prior financial statements taken as a whole. As a result, the Company has corrected the misstatement in the accompanying financial statements. The Company recorded an increase to receivables that were also collected during 2020 of $48,200. Had the misstatement been corrected in the financial statements for the year ended December 31, 2019, the impact on the statement of operations for the year ended December 31, 2019 would have been a reduction in net loss with no impact on net cash flows or the Company's Excess Net Capital and Ratio of Aggregate Indebtedness to Net Capital as of December 31, 2019 as the receivable is a non-allowable asset in the Computation of Net Capital under SEC Rule 15c3-1.

Contract liability

The Company had contract liabilities from two (2) customers, in the amounts of $55,000 and $30,000, for nonrefundable fees and reimbursable expenses at January 1, 2020, and $0 at December 31, 2020.

Credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company is not impacted by the new guidance as its receivables are from an affiliate.

Income taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

East West Markets, LLC
Notes to the Financial Statement
For the year ended December 31, 2020

2.   **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
At December 31, 2020, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes. The Company early adopted ASU 2019-12, Income Taxes (Topic 740) in its prior year financial statements and has elected not to allocate a portion of the consolidated amount of current and deferred tax expense from the Parent to the Company.

3.   **Related Party Transactions**

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from East West Bank (the "affiliate"). The Company shares office facilities, employees, and personnel costs with its affiliate. The Company and its affiliate also share other expenses. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company. A reasonable allocation method is used to allocate common expenses, based on the square footage space utilized, work percentage performed, headcount, or those costs not clearly applicable to any one legal entity.

As of December 31, 2020 the Company had an outstanding balance of $191,974, which is included as due to affiliates in the statement of financial condition. In addition to that, due to affiliates includes monies payable to the Parent in the amount of $24,500 for expenses paid on behalf of the Company.

The Company has a revolving note and cash subordination agreement with the parent, East West Bancorp, Inc. In accordance with the agreement, the Company may advance sums of money on a revolving basis until March 15, 2022 and up to a maximum commitment amount of $30,000,000. The Company is obligated to repay the aggregate unpaid principal amount of all advances on or before March 15, 2023. No advance shall be considered equity (for purposes of Appendix D of Rule 15c3-1 under the Act) despite the length of the initial term of any advance. At December 31, 2020, no amounts have been drawn under the credit agreement, and the credit available at that date was $30,000,000.

As of December 31, 2020, the Company had a receivable from the affiliate of $150,000 for advisory fees collected on behalf of the Company, which is included as due from affiliate in the statement of financial condition. The Company collected the full amount subsequent to December 31, 2020.

4.   **Risks and Uncertainties**

Credit Risk
As of December 31, 2020, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Company insurance limits amounted to $576,685. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

East West Markets, LLC
Notes to the Financial Statement
For the year ended December 31, 2020

4.   **Risks and Uncertainties (continued)**

COVID-19
During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

5.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2020, net capital of $550,066, exceeded the required net capital minimum of $100,000 by $450,066. Aggregate indebtedness at December 31, 2020 totaled $276,619. The ratio of aggregate indebtedness to net capital was 0.50 to 1.

6.   **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

7.   **Subsequent events**

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 19, 2021, the date that the financial statements were issued or available to be issued.